EXHIBIT 21.2
                            REGISTRANT'S SUBSIDIARIES

The following is a list of the Company's subsidiaries:

1.       Arcadian Renewable Power Corporation, a Delaware corporation.

2.       Sun Volt, Inc., a Nevada corporation.

3.       Sun Electronics, Inc., a Nevada corporation.

4.       First Washington Financial Corporation, a Nevada corporation.

5.       Opportunity Knocks, LLC, a Maryland limited liability company.